                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2 (b)

                         (Amendment No._____________)(1)


                             NOVATEL WIRELESS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    66987M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

          [ ]   Rule 13d-1 (b)

          [ ]   Rule 13d-1(c)

          [X]   Rule 13d-1(d)

----------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                ------------------------
CUSIP No. 66987M109                  13G                   Page 2 of 11 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Argo Global Capital, LLC ("Argo")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware.
--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
                         7,368,516
      NUMBER OF     ------------------------------------------------------------
       SHARES       6    SHARED VOTING POWER
    BENEFICIALLY         0
      OWNED BY      ------------------------------------------------------------
        EACH        7    SOLE DISPOSITIVE POWER
      REPORTING          7,368,516
     PERSON WITH    ------------------------------------------------------------
     See Note A     8    SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,368,516
--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          13.5%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON *

          OO
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 66987M109                  13G                   Page 3 of 11 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          H.H. Haight ("Haight")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States citizen.
--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
                         25,451
      NUMBER OF     ------------------------------------------------------------
       SHARES       6    SHARED VOTING POWER
    BENEFICIALLY         0
      OWNED BY      ------------------------------------------------------------
        EACH        7    SOLE DISPOSITIVE POWER
      REPORTING          25,451
     PERSON WITH    ------------------------------------------------------------
     See Note A     8    SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,451
--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.1%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 66987M109                  13G                   Page 4 of 11 Pages
--------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  Novatel Wireless, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  9360 Towne Centre Drive, Suite 110
                  San Diego, CA 92121

ITEM 2(a).        NAME OF PERSONS FILING:

                  This Statement is filed by Argo Global Capital, LLC, a Delaware limited liability company, and H.H. Haight, a United States citizen.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address for each of the Reporting Persons is:

                  Lynnfield Woods Office Park
                  210 Broadway, Suite 101
                  Lynnfield, MA 01949

ITEM 2(c).        CITIZENSHIP:

                  Argo Global Capital, LLC is a Delaware limited liability company. H.H.Haight is a United States citizen.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  66987M109

------------------------                                ------------------------
CUSIP No. 66987M109                  13G                   Page 5 of 11 Pages
--------------------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]  Broker or dealer registered under Section 15 of the Act;

         (b)      [ ]  Bank as defined in Section 3(a)(6) of the Act;

         (c)      [ ]  Insurance Company as defined in Section 3(a)(19) of the
                       Act,

         (d)      [ ]  Investment Company registered under Section 8 of the
                       Investment Company Act;

         (e)      [ ]  Investment Adviser registered under Section 203 of the
                       Investment  Advisers Act of 1940;

         (f)      [ ]  Employee  Benefit  Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

         (g)      [ ]  Parent Holding Company, in accordance with Rule
                       13d-1(b)(ii)(G);

         (h)      [ ]  Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

ITEM 4.           OWNERSHIP.

         Argo Global Capital, LLC ("Argo"):

         (a) Amount beneficially owned: 7,368,516 shares, including 2,575,920 shares issuable upon exercise of currently exercisable warrants held of record by GSM Capital Limited Partnership ("GSM"). Argo, the manager of GSM, is deemed to be the beneficial owner of these shares.

         (b)      Percent of class:
                  13.5%

------------------------                                ------------------------
CUSIP No. 66987M109                  13G                   Page 6 of 11 Pages
--------------------------------------------------------------------------------

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                        7,368,516

                  (ii)  Shared power to vote or to direct the vote:
                        0

                  (iii) Sole power to dispose or to direct the disposition of:
                        7,368,516

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

         H.H. Haight ("Haight"):

         (a) Amount beneficially owned: 25,451 shares, including (i) 1,700 shares owned directly by Haight; (ii) 1,647 shares and 6,618 shares issuable upon exercise of currently exercisable warrants held of record by ARGC, LLC, a Delaware limited liability company ("ARGC"); (iii) 12,957 shares and 1,512 shares issuable upon exercise of currently exercisable warrants held of record by ARGC III, LLC, a Delaware limited liability company ("ARGC III"); and (iv) 1,017 shares held of record by ARGC IV, L.P. a Delaware limited partnership ("ARGC IV"). Haight, who is the managing member of ARGC and ARGC III and the general partner of ARGC IV, is deemed to be the beneficial owner of these shares.

         (b)      Percent of class:
                  0.1%

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                        25,451

                  (ii)  Shared power to vote or to direct the vote:
                        0

------------------------                                ------------------------
CUSIP No. 66987M109                  13G                   Page 7 of 11 Pages
--------------------------------------------------------------------------------

                  (iii) Sole power to dispose or to direct the disposition of:
                        25,451

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Under certain circumstances set forth in the limited partnership agreements of GSM and ARGC IV, and the limited liability company agreements of ARGC and ARGC III, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the rights to receive dividends from, or proceeds from the sale of shares of the issuer owned by such entity of which they are a partner or member, as the case may be.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

------------------------                                ------------------------
CUSIP No. 66987M109                  13G                   Page 8 of 11 Pages
--------------------------------------------------------------------------------

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  See Exhibit A.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.

------------------------                                ------------------------
CUSIP No. 66987M109                  13G                   Page 9 of 11 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.


Date:    February 14, 2001

                                   Argo Global Capital, LLC


                                   By: /s/ H.H. Haight
                                       -----------------------------------------
                                   Name:   H.H. Haight
                                   Title:  President and Chief Executive Officer


                                   /s/ H.H. Haight
                                   ---------------------------------------------
                                    H.H. Haight

------------------------                                ------------------------
CUSIP No. 66987M109                  13G                   Page 10 of 11 Pages
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

                                                  Found on Sequentially
Exhibit                                           Numbered Page
-------                                           --------------

Exhibit A:        Joint Filing Agreement               11